Mail Stop 7010

By U.S. Mail and facsimile to (281) 589-4808

Dan O. Dinges
Chairman, President and Chief Executive Officer
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, Texas 77077

       Re: **Cabot Oil & Gas Corporation**
               Definitive Proxy Statement on Schedule 14A
               Filed March 29, 2007
               File No. 001-10447

Dear Mr. Dinges:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

Philosophy and Objectives of the Compensation Program, page 10

1. You disclose that you target annual cash bonus payments to match percentage levels of the industry and that you target long-term incentives at the second highest percentile relative to your peers. Revise to include a discussion of the percentiles represented by actual compensation. If there is a divergence from the targeted amount and the actual amount you paid or awarded, provide a discussion of the reasons for such variance if material to an understanding of the compensation paid to an executive officer.

2006 Committee Activity, page 11

2. Based on last year's practice, as disclosed on page 11, it appears that you established the bonus performance metrics for 2007 in the early part of the fiscal year. Please provide a complete quantitative or qualitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2007 in accordance with Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that this disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

3. If material to an understanding of the compensatory impact or effect of the Mineral Royalty & Overriding Royalty Interest Plan on the compensation objectives and program of the company, please address the following matters in reasonably complete detail: (i) how you determined the participants in the plan; (ii) the restrictions, if any, on the properties that the chosen employees may purchase interests in (including, if applicable, whether there are limitations on the percentage or amount of interest that any one officer may purchase); and (iii) whether you offer all participants interests in identical properties and if not, why not. See generally Item 402(b)(1)(vi) and Instruction 1 to Item 402(b) of

Regulation S-K.

Elements of Compensation, page 12

Base Salary, page 12

4. Please describe how each officer's level of responsibility, contribution, and value to the company specifically factored into the salaries you awarded in 2006. Also, provide a discussion of how the CEO and the Committee evaluate individual performance when exercising their discretion with respect to the 30% of the annual cash bonus award that is not subject to defined quantitative metrics.

5. Revise the Compensation Discussion and Analysis to sufficiently capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. There appear to be wide disparities in the base salary and non-equity incentive plan compensation awarded to Mr. Dinges relative to the other named executive officers. If you determined Mr. Dinges' compensation based on factors other than peer group comparisons, discuss the reasons for the divergence in the amount and type of compensation he earns relative to other named executive officers. As another example, it appears he receives significantly more post-termination payments that you base on a wider variety of triggering events relative to other officers. Also, with respect to differences amongst the other named executive officers, please describe the reasons for the disparities amongst the officers as it relates to the cap the Committee established for the targeted annual cash bonus amounts expressed as a percentage of base salary. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Pension Table, page 24

6. Revise to include additional detail of each of the pension plans' benefits. Rather than stating on page 15 that benefits payable under the plan are based "generally on taxable income" revise to specify all components of compensation considered in deriving the pension amounts payable. Refer to Item 402(h)(3)(i) of Regulation S-K.

2006 NonQualified Deferred Compensation, page 25

7. Supplement your footnote disclosure as required by the Instruction to Item 402(i)(2) to disclose how much of the amounts reported in column (f) (Aggregate Balance at Fiscal Year End) was previously reported in prior years' summary compensation tables.

<u>Employment Agreements; Payments Upon Termination and Change of Control, page 29</u>

8. Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various change of control arrangements. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

<u>Related Party Transactions, page 32</u>

9. Please provide the complete disclosure required by Item 404 of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor